Exhibit 23

Notice to ASX/LSE

Joanne Farrell to retire as Rio Tinto Group executive

17 April 2019

Rio Tinto Group executive Joanne Farrell has decided to retire after nearly 32 years with Rio Tinto and will leave the company at the end of September 2019.

Joanne joined Rio Tinto in 1987 and has worked in a variety of roles across human resources, health, safety, communities and environment, before joining the Rio Tinto Executive Committee as Group executive, Health, Safety & Environment and Managing Director, Australia in July 2016.

Rio Tinto chief executive J-S Jacques said, “Joanne has made an outstanding contribution to Rio Tinto throughout a diverse career over a number of decades. I would like to thank Joanne for her leadership and support, and for the significant impact she has had across Rio Tinto, our people, the communities where we operate and the industry as a whole.

“I wish Joanne the very best for the future.”

An announcement regarding the leadership of the Health, Safety and Environment function will be made before Joanne’s departure.

Notes to editors
Joanne will leave the company on 30 September 2019 and take long service leave until the end of March 2020 after which she will retire. Leaving arrangements for Joanne Farrell are governed by the Group’s remuneration policy and will be finalised at the date of her retirement and disclosed in the Annual Report.

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